

10036103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33797

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carter, Terry & Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road, NW, Suite 1400
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Terry President 404-364-2070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conn & Company, P.C.
(Name – *if individual, state last, first, middle name*)

800 Mt. Vernon Hwy., Suite 380	Sandy Springs	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carter, Terry & Company, Incorporated, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires 12/28/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carter, Terry & Company, Incorporated
(formerly Attkisson, Carter & Company, Incorporated)

Financial Statements and Supplemental Information

Years Ended December 31, 2009 and 2008

CONN & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Carter, Terry & Company, Incorporated
(formerly Attkisson, Carter & Company, Incorporated)

Financial Statements and
Supplemental Information

Years Ended December 31, 2009 and 2008

CONN
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 Mt. Vernon Highway, N.E.
Suite 380
Atlanta, Georgia 30328-4225
(770) 396-0015
Facsimile (770) 698-8331

INDEPENDENT AUDITORS' REPORT

To Board of Directors
Carter, Terry & Company, Incorporated

We have audited the accompanying statements of financial condition of Carter, Terry & Company, Incorporated (formerly Attkisson, Carter, Incorporated) as of December 31, 2009, and December 31, 2008, and the related statements of income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

The financial statements of Carter, Terry & Company, Incorporated (formerly Attkisson, Carter, Incorporated) as of December 31, 2008, were audited by other auditors whose report dated February 11, 2009, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by fraud or error. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Carter, Terry & Company, Incorporated as of December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits have been made primarily for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplementary information is presented for analysis purposes and is not necessary for a fair presentation of the financial information referred to in the preceding paragraph. It has been subjected to the tests and other auditing procedures applied in the audits of the financial statements mentioned above and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Conn & Company, P.C.

Conn & Company, P. C.
Sandy Springs, Georgia
February 24, 2010

Carter, Terry & Company, Incorporated
Statements of Financial Condition
As of December 31, 2009 and 2008

		2009	2008
Assets:			
Cash	$	218,537	125,688
Clearing deposit		70,000	70,014
Receivable from clearing organization		105,154	0
Marketable securities at fair market value available for sale		193	170
Due from Parent		37,975	0
Other assets		54,816	72,454
Total Assets	$	486,675	268,326
Liabilities and Stockholders' Equity:			
Accounts payable and accrued expenses	$	144,207	88,642
Total liabilities		144,207	88,642
Stockholders' equity:			
Common stock, $1 par value; authorized 10,000; issued and outstanding 2,753.5 shares		2,754	2,754
Additional paid-in-capital		241,855	241,855
Less treasury stock, at cost		(5,833)	(5,833)
Unrealized gain on marketable securities		(6)	(6)
Retained earnings(deficit)		103,698	(59,086)
Total stockholders' equity		342,468	179,684
Total liabilities and stockholders' equity	$	486,675	268,326

The accompanying notes are an integral part of these financial statements

Carter, Terry & Company, Incorporated
Statements of Income
For the years ended December 31, 2009 and 2009

	2009	2008
Revenues		
Commissions	$ 2,816,484	2,804,309
Interest	45,018	61,762
Investment banking fees	623,550	25,000
Rental and other income	18	(175)
Total Revenues	3,485,070	2,890,896
Expenses		
Management Fee	405,000	360,000
Compensation and benefits	878,822	766,849
Commissions	1,187,974	969,600
Clearing costs	229,370	229,370
Occupancy and equipment rental	345,000	300,000
Communications	114,220	102,430
Other	69,900	60,470
Total Expenses	3,230,286	2,788,719
Income before income taxes	254,784	102,177
Income tax expense	92,000	41,000
Net income	$ 162,784	61,177

The accompanying notes are an integral part of these financial statements

Carter, Terry & Company, Incorporated
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2009 and 2008

		Common Stock	Additional Paid-in Capital	Treasury Stock	Unrealized Apprecation	Retained Earnings (Deficit)	Total
Balance 12/31/07	$	2,754	241,855	(5,833)	(6)	(88,463)	150,307
Net income						61,177	61,177
Dividends paid						(31,800)	(31,800)
Balance 12/31/08		2,754	241,855	(5,833)	(6)	(59,086)	179,684
Net income/Increase						162,784	162,784
Dividends paid						0	0
Balance at 12/31/09	$	2,754	241,855	(5,833)	(6)	103,698	342,468

The accompanying notes are an integral part of these financial statements

Carter, Terry & Company, Incorporated
Statements of Cash Flows
For the years ended December 31, 2009 and 2008

		2009	2008
Cash flows from operating activities			
Net income	$	162,784	61,177
Adjustment to reconcile net income to net cash provided by operating activities:			
Decrease(increase) in clearing deposits		14	(14)
Decrease (Increase) in receivables		(105,153)	94,196
Decrease (Increase) in marketable securities		(23)	174
Decrease (Increase) in other assets		17,637	(12,169)
Decrease(Increase in due from Parent		(37,975)	
(Decrease) Increase in accrued expenses		55,565	(161,210)
Net cash provided by operating activities		92,849	(17,846)
Cash flows from investing activites:			
Decrease (Increase) in marketable securities		0	0
Cash flows from financing activities:			
Addition to Paid-In Capital		0	0
Dividends paid		0	(31,800)
Net (decrease) in cash and cash Equivalents		92,849	(49,646)
Cash and cash equivalents at beginning of year		125,688	175,334
Cash and cash equivalents at end of year	$	218,537	125,688

The accompanying notes are an integral part of these financial statements

Carter, Terry & Company, Incorporated
(Formerly Attkisson, Carter & Company, Incorporated)
Notes to Financial Statements
Years Ended December 31, 2009 and 2008

Note A: Summary of Significant Accounting Policies

Description of Business
Carter, Terry & Company, Incorporated (formerly Attkisson, Carter & Company, Incorporated) is a broker/dealer engaged in investment brokerage activities principally in the Atlanta area. The Company is a wholly owned subsidiary of First Atlanta Financial Service Group, Inc. (First Atlanta Financial)

Furniture Fixtures and Depreciation
Furniture and fixtures were fully depreciated as of December 31, 2009.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considered all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Concentration of Risks
The Company's clearing deposit and receivable from clearing organizations are located at two securities clearing houses.

Note B: Capital Requirements

The company is subject to the net capital rules of the Securities and Exchange Commission. The rules prohibit a broker/dealer from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined by the rules.

Note B: Capital Requirements, continued

At December 31, 2009 the Company's net capital of $245,521 exceeded its required net capital of $50,000 and results in a ratio of aggregate indebtedness to net capital of 1.70 to one.

Note C: Income Taxes

The components of income tax expense are as follows:

	2009	2008
Current		
Federal	$ 77,000	34,900
State	15,000	6,100
Total	$ 92,000	41,000

The Company files a consolidated income tax return with its parent, First Atlanta Financial. Income. Taxes are allocated to the Company based on the taxes the Company would pay if it filed a separate return.

Total tax expense reflected in the accompanying statements of operations differs from amounts computed at statutory rates principally because of certain expenses which are not tax deductible.

D: Related Party Transactions

The Company is a wholly owned subsidiary of First Atlanta Financial Service Group, Inc. (First Atlanta Financial), which pays a substantial portion of the occupancy, equipment rental, communications, and other expenses, incurred directly or indirectly by the Company. The primary sources of funds available to First Atlanta Financial to pay these expenses are dividends and expense reimbursements from the Company. The Company paid $0 and $31,800 in dividends for the 2009 and 2008 respectively.

The Company paid $92,000 and $41,000 to First Atlanta Financial for income taxes allocated to the Company from the consolidated income tax returns for 2008 and 2009.

The Company paid $345,000 and $300,000 in rent to First Atlanta Financial for the years 2009 and 2008.

The Company paid $405,000 and $360,000 in management fees to First Atlanta Financial for the years 2009 and 2008.

Supplementary Information



800 Mt. Vernon Highway, N.E.
Suite 380
Atlanta, Georgia 30328-4225
(770) 396-0015
Facsimile (770) 698-8331

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Carter, Terry & Company, Incorporated

We have audited the accompanying financial statements of Carter, Terry & Company, Incorporated as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conn & Company, P.C.

Conn & Company, P.C.
Sandy Springs, Georgia
February 24, 2010

Carter, Terry & Company, Incorporated
Computation of Net Capital under Rule 15c3-1
December 31, 2009

Net Capital

Total stockholders' equity	$ 342,468
Less deductions of non-allowable assets:	
Prepaid expenses	29,077
Loans to employees	25,740
Due from Parent	37,975
Haircuts other securities	4,155
Net capital	$ 245,521

Reconciliation with Company's Computation

Net capital computation per FOCUS Report Part IIA	$ 238,172
Adjustments to accounts payable	7,349
Adjustments to due from Parent	92,000
Adjustments to income taxes payable	(92,000)
Net capital as adjusted	$ 245,521


CONN
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 Mt. Vernon Highway, N.E.
Suite 380
Atlanta, Georgia 30328-4225
(770) 396-0015
Facsimile (770) 698-8331

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
Carter, Terry & Company, Incorporated

In planning and performing our audit of the financial statements of Carter, Terry & Company, Incorporated for the year ended December 31, 2009, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph on Internal Control, continued

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Of consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purposes.

Conn + Company, P.C.

Conn & Company, P.C.
February 24, 2010